Exhibit 99.1

VIA optronics AG Announces Change in Management Board

Nuremberg, Germany: April 4, 2024 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that Dr. Markus Peters has resigned from his role as Chief Financial Officer (“CFO”) and as a member of VIA´s Management Board, effective March 31, 2024.

Chairman of the Supervisory Board Dr. Heiko Frank commented, “On behalf of the Supervisory Board, I would like to thank Dr. Peters for taking on the role of CFO and Member of the Management Board during a challenging period for the Company. We very much appreciated all of his efforts and wish him all the best for the future, both privately and professionally.”

Chief Executive Officer Roland Chochoiek added, “We would like to thank Dr. Peters for his commitment and dedication during his nearly three-year tenure as CFO. He has been a valued member of our management team, and we wish him the best in his next endeavors.”

Dr. Peters said, “I would like to thank the Supervisory Board and the whole VIA team for their support, trust and engagement. To the Company, I would like to express my best wishes for continuing success.”

Bernd Wagner, who was appointed on an interim basis in November 2023 to oversee the Company’s finance department, will continue to serve in his capacity as Interim CFO. Mr. Wagner is managing the completion and filing of the Company’s financial statements.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the future performance of our management and the completion and filing of our audited financial statements. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual events to differ materially from those in the forward-looking statements herein include actions taken or to be taken by the Supervisory Board or the Company’s auditors in connection with the Supervisory

Board’s findings, as previously disclosed on February 28, 2024. In addition, the Supervisory Board’s findings may continue to adversely affect the Company’s ability to file the 2022 20-F and other required reports with the U.S. Securities and Exchange Commission (“SEC”) in the anticipated time frame or at all. Other important factors include the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F for the financial year ended December 31, 2021, as filed with the SEC.  Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations

Sam Gibbons

Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com